

August 20, 2012

<u>Via E-Mail</u>
Mr. James A. Darby
Chief Financial Officer
SAIA, Inc.
11465 John Creek Parkway
Suite 400
Johns Creek, Georgia 30097

> **Re: SAIA, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 2, 2012**
> **File No. 0-49983**

Dear Mr. Darby:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Legal Proceedings</u>

<u>Other, page 16</u>

1. We note the statement that in the opinion of management the aggregate liability with respect to these actions "could have a material adverse effect on the results of operations in a quarter or annual period." Please confirm to us that in future filings you will describe any material pending legal proceedings, other than ordinary routine litigation incidental to your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
Consolidated Statements of Operations, page 36

2. We note from the Company's discussion on pages 20, 22 and 23 of MD&A that fuel surcharges are included in the Company's operating revenues and have had a material impact on the changes in the level of the Company's operating revenues during the various periods presented in the Company's financial statements. We also note from the discussion on page 21 that fuel surcharges have been in effect for several years and are a significant component of revenues and pricing. As such revenues appear to represent a material component of your total operating revenues and have had a material impact on changes in the level of the Company's operating revenues, we believe it would beneficial to the users of your financial statements if such revenues were separately presented in the Company's consolidated statement of revenues. Furthermore, we believe MD&A should be revised to separately discuss changes in the amounts of fuel surcharges included in operating revenues each period as well as the facts and circumstances responsible for changes in the level of your fuel surcharges. Please revise future filings, accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief